UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On May 20, 2019 TDH Holdings, Inc. (the “Company”) received a notification letter from Nasdaq Listing Qualifications advising the Company that it failed to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). The Company’s recently filed Form 20-F for the period ended December 31, 2018 reported stockholders’ equity of $(1,936,567). Since the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, it no longer complies with the Nasdaq Listing Rules. As a result, the Company has 45 calendar days (no later than July 5, 2019) to submit a plan to regain compliance with the foregoing listing requirement. To the extent the Company’s plan of compliance is accepted, it may be granted an extension of up to 180 calendar days from the date of the deficiency notification to evidence compliance. While the Company intends to submit its compliance plan to address the foregoing deficiency, the Company cannot provide any assurance that it will be able to present a plan of compliance that will be accepted by the Nasdaq staff. In the event the Company’s plan is not accepted, the Company’s securities may be subject to delisting and the Company may have the opportunity to appeal the staff’s delisting determination to a Hearings Panel.

Certain statements in this report that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995), include, among others, the Company’s expectations relating to regaining compliance with the Nasdaq continued listing requirements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the Company’s control, that could cause actual results to materially differ from such statements. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

Exhibits

Exhibit No.	Description

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 23, 2019	TDH Holdings, Inc.

	By:	/s/ Cui Rongfeng
	Name: Title:	Cui Rongfeng Chairman and Chief Executive Officer

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